Starbucks Coffee Company PO Box 34067, Seattle WA 98124-1067

October 15, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street N.E.

Washington, DC 20549

Re:	Starbucks Corporation

Form 10-K for the Fiscal Year Ended September 27, 2020

Filed November 12, 2020

File No. 000-20322

Dear Division of Corporate Finance:

Starbucks Corporation (“Starbucks”, the “Company”, “we” or “our”) has received your letter dated September 24, 2021 with respect to the review by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) of our Form 10-K for the fiscal year ended September 27, 2020 (“FY20 Form 10-K”). Starbucks understands the importance of providing full and transparent disclosures in its 1934 Act filings and appreciates this feedback from the Staff. For your convenience, the comments from your September 24, 2021 letter are repeated herein, and our responses are set forth immediately below such comments.

Since the Staff’s questions are related to our climate change disclosures, we want to provide additional background on our primary business objective to maintain our standing as one of the most recognized and respected brands in the world. To help meet this objective, as described in Item 1 of our FY20 Form 10-K, we purchase and roast high-quality coffees, strive to deliver outstanding products and services to our customers through a variety of channels and commit to continuing our disciplined expansion and optimization of our global store base.

Starbucks also cares about the betterment of people and the planet, which we believe is important to the creation of long-term value for our shareholders, benefiting our stakeholders and contributing to our primary business objective. The Starbucks Global Social Impact strategy includes commitments related to a range of people- and planet-positive initiatives, including ethically sourcing and supporting the sustainability of high-quality coffee and other raw materials, contributing positively to communities where we do business, reducing our environmental impacts and being an employer of choice.

To provide insight into these commitments, which encompass multiple topics in addition to climate-related initiatives and disclosures, we began providing supplementary information to our stakeholders in the form of our Corporate Social Responsibility Report for our fiscal 2001 goals and efforts. This report has evolved and expanded over the past 20 years, including highlighting our collaborations with business partners from both the private and public sectors to achieve greater scale. With our most recent, and newly re-named, Global Environmental & Social Impact Report (“GESIR”) for our fiscal 2020 efforts, we aligned our aspirations into the areas of people, planet and coffee. It is important to highlight that these reports focus primarily on voluntary goals and activities.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 15, 2021

Information about certain of our people- and planet-positive initiatives were included in our FY20 Form 10-K, such as ethically sourcing and supporting the sustainability of high-quality coffee within the “General” and “Product Supply” sections of Item 1. As discussed below, while all of our people- and planet-positive initiatives are important to Starbucks, not all have met disclosure requirements for inclusion in our financial reports. We believe certain aspects of our initiatives, such as reducing waste and water usage, investing in regenerative agriculture and developing more sustainable stores and operations, will help mitigate the adverse effects of climate change, although they have not had a material quantitative impact to our financial performance to date. Also, we have determined that they would not be material through the lens of a reasonable investor evaluating Starbucks for investment purposes. We regularly re-evaluate our disclosures and will change our reporting as the anticipated impacts of these issues to our Company evolve.

Form 10-K for the Fiscal Year Ended September 27, 2020

1.

We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

RESPONSE:

We advise the Staff that we regularly evaluate climate-related topics and trends, including those in our GESIR and other public statements, to identify those that may be either quantitatively or qualitatively material for inclusion in our SEC filings. Given the size of our consolidated financial results, the quantitative threshold is quite high. When we evaluated our climate-related items from our Global Social Impact report from fiscal 2019 and items that occurred during the fiscal years included in our FY20 Form 10-K, we concluded that they did not meet the threshold for inclusion into our FY20 Form 10-K. As an example, we reviewed our investments in renewable energy sources, which are highlighted in our Global Social Impact report. Collectively, they are not quantitatively material to our consolidated operations because they mainly replace other forms of energy that Starbucks would have otherwise obtained or are not wholly incremental to our financial results. We also evaluated trends specific to Starbucks that could have material impacts to our future financial results and incorporated those elements into our Risk Factors, which are summarized in our response to Question 2 below. Further, we also assessed the qualitative importance of climate-related material within that report and did not identify any topics and trends that were material enough to warrant inclusion in our FY20 Form 10-K, outside of disclosures previously provided.

Our historical practice in our SEC filings has been to direct our financial statement users to the social impact section of our corporate website, which provides a comprehensive overview of our Global Social Impact strategy and commitments. We are mindful of heightened consumer and investor awareness of climate change and the evolving regulatory landscape (including anticipated new regulations from the SEC and other rule-making bodies), both of which will influence what information is included in our Form 10-K for the fiscal year ended October 3, 2021 (“FY21 Form 10-K”) and future filings. For those reasons, we currently expect to incorporate more information into our FY21 Form 10-K from our other external disclosures, including climate-related items.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 15, 2021

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased competition to develop innovative new products that result in lower emissions; and

•	any anticipated reputational risks resulting from your operations or those of the business partners in your supply chain related to material greenhouse gas emissions.

RESPONSE:

We advise the Staff that, to date, we have not experienced any material trends in decreased demand for goods and services or increased competition or regulations as a result of greenhouse gas emissions. As an example, our expansion of plant-based menu items, including non-dairy alternatives, over the years but particularly in certain markets in fiscal 2021, has been primarily in response to customer requests as well as our desire to provide high-quality products that have the benefit of reducing our impact on the environment. For our customers, their requests may not be solely due to concerns over greenhouse gas emissions or carbon-based energy sources; they are likely based on a variety of reasons, such as dietary restrictions, lifestyle and wellness, animal rights concerns, taste preferences and others. We have been offering non-dairy alternatives since 1997 with the introduction of soy milk. Coconut milk and almond milk were introduced in 2015 and 2016, respectively, and in 2021 we have made oat milk available nationally in our U.S. retail stores. Although we have made more plant-based products available in our retail stores for beverage and food options, they represented much less than 10% of our consolidated net revenues for each of the years ended September 27, 2020 and October 3, 2021. Should circumstances change, we would disclose expected material trends within our SEC filings.

Additionally, our FY20 Form 10-K addressed material risks directly and indirectly related to climate change, specifically identifying potential regulatory changes and potential supply chain impacts as well as reputational risks that may affect our brand (abbreviated from Risk Factors):

•

Government and Regulatory Changes—Failure to comply with applicable laws and changing legal and regulatory requirements could harm our business and financial results. This includes changes in applicable environmental regulations, including increased or additional regulations to limit carbon dioxide and other greenhouse gas emissions, to discourage the use of plastic or to limit or impose additional costs on commercial water use, which may result in increased compliance costs, capital expenditures, incremental investments and other financial obligations for us and our business partners, which could affect our profitability.

•

Supply Chain—The supply and price of coffee we purchase can be affected by multiple factors in the producing countries, such as weather, including the potential of climate change. Because of the significance of coffee to our operations, increases in cost or shortages in availability of high-quality arabica coffee beans could have a material adverse impact on our profitability.

•

Brand Relevance and Brand Execution—Our success depends substantially on the value of our brands and failure to preserve their value could have a negative impact on our financial results. We believe we have built an excellent reputation globally for the quality of our products, for delivery of a consistently positive consumer experience and for our global social impact programs. If we fail to comply with laws and regulations, publicly take controversial positions or actions or fail to deliver a consistently positive experience in each of our markets, our brand may be diminished. Additionally, consumer demand for our products and our brand equity could diminish significantly if we, our employees, licensees or other business partners fail to act or are perceived to act in an unethical, illegal or socially irresponsible manner.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 15, 2021

Each quarter, we evaluate our business operations, external disclosures, trends and other factors to determine if there are material updates required for our Risk Factors. Our financial reporting process did not identify any need to update climate or greenhouse gas emission issues in any of our other risk factors prior to the filing of our FY20 Form 10-K.

We are currently updating our Risk Factors for our FY21 Form 10-K filing and expect to expand or modify several risks given a few factors occurring during our fiscal fourth quarter ended October 3, 2021, such as heightened stakeholder awareness of environmental-, social- and governance-related issues.

3.

If material, discuss the significant physical effects of climate change on your operations and results, including the quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of insurance.

RESPONSE:

We advise the Staff that, in part because of our geographic diversity through operating in over 80 international markets, inclusive of where we source our products and where our company-operated and licensed stores are located, the physical effects of climate change and resulting financial impacts to Starbucks have not been quantitatively material. To date, we have not experienced any material change to the cost or availability of insurance regarding these issues.

While the physical effects of climate change and resulting financial impacts to Starbucks have not been material to date, we have noted and will continue to note drivers of material lost sales and asset impairment costs in our Management’s Discussion and Analysis of Financial Condition and Results of Operations within our SEC filings. We have also disclosed our significant accounting policies with respect to insurance reserves in the Notes to Consolidated Financial Statements within our FY20 Form 10-K. We will continue to re-evaluate these disclosures as circumstances evolve.

4.	Disclose any material litigation risks related to climate change and the potential impact to the company.

RESPONSE:

We appreciate the Staff’s request and reaffirm that the Company did not have any material litigation risks related to climate change to disclose in our FY20 Form 10-K. Additionally, we do not currently have, nor have we had in the past, any indications of material legal proceedings related to climate change. We will continue to re-evaluate these disclosures as circumstances evolve.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 15, 2021

5.	Quantify any material increase in compliance costs related to climate change.

RESPONSE:

We advise the Staff that the Company did not experience any material increases in compliance costs related to climate change for our FY20 Form 10-K. In general, we have a limited number of regulatory restrictions that we consider to be directly related to climate change; those are primarily clean air and emission restrictions for our coffee roasting plants and other facilities. These compliance costs are immaterial to our consolidated financial results, and they have not experienced any material increases in prior years. Should circumstances change, we would disclose expected material trends in our SEC filings.

We also advise the Staff that because of our geographic diversity, there are other compliance costs the Company is subject to in various jurisdictions, such as diverting waste from landfills, which can include recycling, reduced plastics use and composting requirements. These may be considered by some to be, wholly or partially, direct or indirect compliance costs related to climate change. To date, such regulations have mostly been implemented for specific locations or geographies and typically provide for a long period of time to achieve compliance. In addition, because they have been sporadically adopted across our markets, we have been able to leverage our operational experience in geographies with such restrictions when they are adopted in new areas. As a result, these compliance costs were incremental but were not material to our consolidated financial results for our FY20 Form 10-K.

We appreciate your consideration of our responses provided herein and look forward to hearing from you regarding any additional comments based upon such responses. Please contact either Jill Walker, senior vice president Corporate Financial Services and chief accounting officer (by telephone at 206-318-7267 or by email at jwalker@starbucks.com) or the undersigned (by telephone at 206-318-0380 or by email at rruggeri@starbucks.com).

Very truly yours,

/s/ Rachel Ruggeri
Rachel Ruggeri executive vice president, chief financial officer

cc:	Mr. Andy Livingston—Deloitte & Touche LLP, Seattle

Ms. Rachel Gonzalez, executive vice president and general counsel